COMMONWEALTH

Hello ,

Due to the change in Biko's offering, the SEC required us to refund all investors and restart the offering.

In the coming days, you will see your full investment refunded. But do not worry, we are reopening the offering very soon and you will have the first opportunity to reinvest.

Biko is working better than ever and we couldn't be more hopeful about his future, especially since race day is only a few weeks away. Which you will all be invited to!

We appreciate your patience throughout this process and can't thank you enough for being such loyal supporters of Biko and Commonwealth.

If you have any questions at all, please don't hesitate to reach out to us.

Thank you,

Team Commonwealth